McLaughlin & Stern, llp

Founded 1898

STEVEN W. SCHUSTER Partner sschsuter@mclaughlinstern.com (212) 448-6216	260 Madison Avenue New York, New York 10016 (212) 448–1100 Fax (212) 448–0066 www.mclaughlinstern.com	New York, New York Millbrook, New York Garden city, New York Westport, Connecticut West Palm Beach, Florida Naples, Florida Clark, New Jersey

March 21, 2023

James Lopez

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	Sunrise Real Estate Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
File No. 000-32585

Dear Mr. Lopez:

On behalf of our client, Sunrise Real Estate Group, Inc. (the “Company”), we are responding to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated August 30, 2022 with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2021 (File No. 000-32585).

For your convenience, the Commission’s comments have been repeated herein in bold, with responses immediately following each of the Commission’s comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 1. Business, page 2

1.	Please disclose prominently in the forepart of the business section that you are not a Chinese operating company but a Texas holding company with operations conducted by your subsidiaries based in China and that this structure involves unique risks to investors. Please also clarify in the forepart and in Government Regulation (1) any restrictions on direct foreign ownership of or investment in real estate in China and (2) whether you or your subsidiaries have material contractual arrangements with one or more variable interest entities (VIEs) based in China. Please also advise us whether and how the Texas holding company and offshore subsidiaries are meant to comply with restrictions on foreign ownership of or investment in real estate in China. We may have additional comments upon review of your response.

McLaughlin & Stern, LLP

Answer: 1. We respectfully acknowledges the Staff’s comment and advise the Staff that we plan to prominently disclose that we are not a Chinese operating company, but a holding company incorporated in Texas with operations conducted by its subsidiaries based in China.We plan to revise the paragraphs on pages 2 of our Form 10-K as below, the relevant risk factors are added in our answer to question No.3:

Sunrise Real Estate Group, Inc. (“SRRE”) is a Texas holding company and conducts business primarily through its operating subsidiaries in China. The principal activities of SRRE and its subsidiaries (collectively referred to as the “Company”) are real estate development and property brokerage services, including real estate marketing services, property leasing services; and property management services in the People’s Republic of China (“PRC”). Our investors hold shares of common stock in SRRE, the Texas holding company.

We do not have or intend to set up any subsidiary or enter into any contractual arrangements to establish a variable interest entity structure with any entity in China. Our current ownership interests in our various subsidiaries and other entities are set forth in the below organizational chart below.

2.             We and our subsidiaries do not have material contractual arrangements with one or more variable interest entities (VIEs) based in China. Pursuant to the Special Administrative Measures on the Access of Foreign Investment (Negative List) (2021 Edition), or the 2021 Negative List, jointly issued by the NDRC and the MOFCOM on December 27, 2021 and enforced on January 1, 2022, the foreign investment related to real estate development does not fall within the category of industries in which foreign investment is restricted or prohibited; below are the regulations on direct foreign ownership of or investment in real estate in China, which we plan to add to the 10-K/A under “Government Regulation”.

“Regulations on Foreign-Invested Real Estate Enterprise

Industrial Restriction

Pursuant to the Special Administrative Measures on the Access of Foreign Investment (Negative List) (2021 Edition), or the 2021 Negative List, jointly issued by the NDRC and the MOFCOM on December 27, 2021 and enforced on January 1, 2022, the foreign investment related to real estate development does not fall within the category of industries in which foreign investment is restricted or prohibited. The 2020 Negative List enumerates the restricted industries and the prohibited industries in relation to foreign investment, and the industries, such as real estate development industry, which do not fall within the 2021 Negative List, shall be administered under the principle of equal treatment to domestic and foreign investment. On March 15, 2019, the Foreign Investment Law of the People’s Republic of China, or the “FIL”, was issued by SCNPC and took effect on January 1, 2020, which also provides that the industries in which foreign investment is not restricted and prohibited shall be administered under the principle of equal treatment to domestic investment, however, where verification and record-filing of a foreign investment are required, relevant provisions of the State shall still be followed.

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Considering the increasing foreign investment in the real estate industry in recent years, the MOHURD, the MOFCOM, the NDRC, the PBOC, the SAIC, and the SAFE jointly implemented the Opinions on Regulating the Entry and Administration of Foreign Investment in the Real Estate Market, or Circular No. 171, on July 11, 2006 and amended on August 19, 2015, which may impact foreign investment in the real estate industry in the following areas:

●	Foreign-invested real estate enterprises, or the FIREEs must have a registered capital in amounts pursuant to and consistent with existing regulations.

●	Upon payment of the land use rights grant premium, the FIREE can apply to the land administration authority for a land use rights certificate. Upon obtaining the land use rights certificate, an FIREE may then obtain a recertification of its existing Foreign-Invested Enterprises Approval Certificate, or FIEAC, and the Business License, with the same validity period as that of such land use rights certificate, following which, the FIREE may apply to the tax administration for tax registration purposes.

●	When a foreign investor merges with a domestic real estate enterprise, or acquires an FIREE’s equity or project, the investor is required to submit a guarantee which ensures the compliance with the provisions of the land use rights grant contract, construction site planning permit, construction work planning permit, the land use rights certificate, the modification certification issued by the construction authorities, and the tax payments certification issued by the relevant tax authorities.

●	Foreign investors which merge with domestic real estate development enterprises by share transfers or other methods, or which acquire the equity of a PRC party in joint venture enterprises, must allocate their employees appropriately, deal with bank debts and settle the lump sum payment of the transfer price through self-owned funds. However, a foreign investor with an unfavorable record may not be allowed to conduct any of the aforesaid activities.

●	FIREEs which have failed to obtain a land use rights certificate, or which have under 35% of the total capital required for the project, will not be allowed to obtain a loan in or outside China, and foreign exchange administration departments will not approve any settlement of foreign loans by such enterprises.

●	Any Chinese or foreign investors in an FIREE may not guarantee fixed profit returns or provide other arrangements to the same effect for any party in any form.

Circular No. 50

On May 23, 2007, the MOFCOM and the SAFE issued the Notice on Further Strengthening and Standardizing the Approval and Administration of Foreign Direct Investments in Real Estate Enterprise, or Circular No. 50, and amended on October 28, 2015. Some of the key developments in this area are as follows:

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●	the local governments/authorities that approve FIREE establishments are now required to file such approvals with the MOFCOM;

●	prior to establishing an FIREE, foreign investors are required to obtain land use rights or the ownership of a real estate project, or the investor should have entered into an indicative land grant contract or indicative project purchase agreement with the land administrative department, developer of the land or owner of the property;

●	the practice of allowing foreign investors taking over local project companies by way of roundtrip investment is strictly controlled; and

●	foreign-invested enterprise that intends to engage in real estate development, or an existing FIREE which intends to undertake a new real estate development project, must first apply to the relevant authorities for such business scope and scale expansion in accordance with laws and regulations on foreign investments.

Circular 122

On August 19, 2015, six PRC regulatory agencies, including the MOHURD and the SAFE, implemented the Notice on Adjusting Policies on Entry and Administration of Foreign Investment in the Real Estate Market, or Circular 122, among other things, according to which the requirement of full payment of its capital contributions of FIREE no longer exists when the FIREE applies to domestic loans, overseas loans and settlement of foreign exchange loans, and the FIREE may directly apply to the bank for the registration of foreign exchange regarding foreign direct investment in accordance with the relevant rules on foreign exchange administration. Similarly, Circular 122 does not de-regulate the Chinese real estate market. The previous material requirements for granting approval under Circular No. 171 and Circular No. 50 still apply.

2.	Clearly disclose how you will refer to the holding company and various subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. In this regard, we note the organizational chart on page 4 and accompanying narrative indicate that operations are conducted by "subsidiaries that are based in the PRC" and that Shanghai Shang Yang Investment Management and Consulting Company Limited (SHSY) is your "main operating subsidiary." The organizational chart and accompanying narrative should clearly identify the specific entities that conduct operations, as well as the approximate percentage of revenues generated by such entities. For the entities in the chart, disclose the person or entity that owns the equity and/or controls it through contracts or otherwise.

Answer: We respectfully acknowledges the Staff’s comment and advise the Staff that listed below are the breakdown of revenues of the operating subsidiaries of SRRE. We plan to insert the below disclosure after the organization chart on page 4 of our Form 10-KA:

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	Company	Operation	% of Revenue Based on 2021	Place of Organization	Shareholder(s)	Place of Organization or Citizenship	% Ownership
1	Lin Ray Yang Enterprise Ltd.	Holding company	0%	British Virgin Islands	Sunrise Real Estate Group Inc.	USA	100%
	Company	Operation	% of Revenue Based on 2021	Place of Organization	Shareholder(s)	Place of Organization or Citizenship	% Ownership
2	Sunrise Real Estate Development Group Inc.	Holding company	0%	Cayman Islands	Sunrise Real Estate Group Inc.	USA	100%
	Company	Operation	% of Revenue Based on 2021	Place of Organization	Shareholder(s)	Place of Organization or Citizenship	% Ownership
3	Shanghai Xin Ji Yang Real Estate Consultation Co., Ltd	Consultation service	0%	China	Sunrise Real Estate Development Group Inc.	Cayman Islands	100%
	Company	Operation	% of Revenue Based on 2021	Place of Organization	Shareholder(s)	Place of Organization or Citizenship	% Ownership
4	Shanghai Shangyang Investment Management and Consulting Co., Ltd	Consultation service	1.38% (USD747,193)	China	Lin Ray Yang Enterprise Ltd.	British Virgin Islands	100%
	Company	Operation	% of Revenue Based on 2021	Place of Organization	Shareholder(s)	Place of Organization or Citizenship	% Ownership
5	Zhong Ji Pu Fa Real Estate Co., Ltd	Property Development	0.89% (USD481,868)	China	Shanghai Shangyang Investment Management and Consulting Co., Ltd	China
	Company	Operation	% of Revenue Based on 2021	Place of Organization	Shareholder(s)	Place of Organization or Citizenship	% Ownership
6	Huai’an Zhan Bao Property Investment Co., Ltd	Holding Company	0%	China	Lin Ray Yang Enterprise Ltd.	British Virgin Islands	78.46%
					Zhan Li (HK) Ltd.	Hong Kong	10%
					Beijing Zuitaoran Fashion Ltd.	China	10%
					Shanghai Ba A Management Centre (Limited Partnership)	China	0.77%
					Fang Ken Management Centre (Limited Partnership)	China	0.77%
	Company	Operation	% of Revenue Based on 2021	Place of Organization	Shareholder(s)	Place of Organization or Citizenship	% Ownership
7	Huai‘an Tianxi Real Estate Development Co., Ltd	Property Development	48.95% (USD26,501,655)	China	Huai’an Zhan Bao Property Investment Co., Ltd	China	100%
	Company	Operation	% of Revenue Based on 2021	Place of Organization	Shareholder(s)	Place of Organization or Citizenship	% Ownership
8	Shanghai Ruijian Design Co., Ltd	Consultation service	0%	China	Shanghai Shangyang Investment Management and Consulting Co., Ltd	China	100%
	Company	Operation	% of Revenue Based on 2021	Place of Organization	Shareholder(s)	Place of Organization or Citizenship	% Ownership
9	Linyi Ruilin Design Co., Ltd	Consultation service	0%	China	Shanghai Ruijian Design Co., Ltd	China	100%

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	Company	Operation	% of Revenue Based on 2021	Place of Organization		Place of Organization or Citizenship
10	Linyi Shangyang Real Estate Development Co., Ltd	Property development	48.66% (USD26,342,744)	China	Zhang Shu Qing	Taiwan	46%
					Linyi Ruilin Design Co., Ltd	China	34%
					Chen Jia Wei	Taiwan	7%
					Huang Xin Hua	Taiwan	8%
					Guo Wei Chun	Taiwan	5%
	Company	Operation	% of Revenue Based on 2021	Place of Organization	Shareholder(s)	Place of Organization or Citizenship	% Ownership
11	Suzhou Xin Ji Yang Real Estate Consultation Co., Ltd	Consultation service,	0.12% (USD66,949)	China	Shanghai Xin Ji Yang Real Estate Consultation Co., Ltd	China	75%
					Jacky Pan Investment Inc	British Virgin Islands	25%
	Company	Operation	% of Revenue Based on 2021	Place of Organization	Shareholder(s)	Place of Organization or Citizenship	% Ownership
12	Suzhou Shang Yang Real Estate Consultation Co., Ltd	Consultation service,	0%		Suzhou Xin Ji Yang Real Estate Consultation Co., Ltd	China	49%
					Shanghai Xin Ji Yang Real Estate Consultation Co., Ltd	China	26%
					Jacky Pan Investment Inc	British Virgin Islands	12.5%
					Sunrise Real Estate Development Group Inc.	Cayman Islands	12.5%
	Company	Operation	% of Revenue Based on 2021	Place of Organization	Shareholder(s)	Place of Organization or Citizenship	% Ownership
13	Shanghai Xin Ji Yang Real Estate Brokerage Co., Ltd	Consultation service,	0%	China	Suzhou Xin Ji Yang Real Estate Consultation Co., Ltd	China	60%
					Jacky Pan Investment Inc	British Virgin Islands	25%
					Sunrise Real Estate Development Group Inc.	Cayman Islands	15%
	Company	Operation	% of Revenue Based on 2021	Place of Organization	Shareholder(s)	Place of Organization or Citizenship	% Ownership
14	Sanya Shang Yang Real Estate Consultation Co., Ltd	Consultation service,	0%	China	Shanghai Shangyang Investment Management and Consulting Co., Ltd	China	100%
	Company	Operation	% of Revenue Based on 2021	Place of Organization	Shareholder(s)	Place of Organization or Citizenship	% Ownership
15	Wuhan Yuan Yu Long Real Estate Dev. Co., Ltd.	Property development	0%	China	Sanya Shang Yang Real Estate Consultation Co., Ltd	China	49%
					Wang Zhi Qing	China	51%
	Company	Operation	% of Revenue Based on 2021	Place of Organization	Shareholder(s)	Place of Organization or Citizenship	% Ownership
16	Shanghai Huitian Wealth Mgmt. Co., Ltd	Consultation service,	0%	China	Shanghai Shangyang Investment Management and Consulting Co., Ltd	China	59%
					Pan Jian	China	21%
					Wang Zhan	China	20%

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	Company	Operation	% of Revenue Based on 2021	Place of Organization	Shareholder(s)	Place of Organization or Citizenship	% Ownership
17	Shanghai Daerwei Trading Co., Ltd	Sales & wholesale.	0%	China	Shanghai Guangpeng Investment & Managament Co., Ltd	China	35.18%
					Shanghai Shenji Biological Tech. Co., Ltd	China	31.86%
					Shanghai Shangyang Investment Management and Consulting Co., Ltd	China	12.61%
					Linyi Ruilin Design Co., Ltd	China	7.3%
					Beijing Zuitaoran Clothes Co., Ltd	China	4.7%
					Xiamen Ruixu Investment Partnership (Limited Partnership)	China	2.37%
					Tao Hong	China	1.93%
					Kuang Gui Yuan	China	1.24%
					Xiamen Xuyao Investment Partnership (Limited Partnership)	China	1.13%
					Wang Wen Hua	China	0.74%
					Shanghai YuanChong Managment & Consulting Partnership (Limited Partnership)	China	0.56%
					Shanghai Xuhao Management & Consulting Partnership (Limited Partnership)	China	0.39%

For the year ended December 31, 2021, the Company’s operating revenue was $54,140,409, which was generated by the following operating subsidiaries:

a.       Linyi Shang Yang Real Estate Development Company Limited (“LYSY”), in which SRRE effectively holds 80% voting rights, conducts real estate development and contributed $26,342,744 (approximately 48.66% of SRRE’s total operating revenue in 2021). LYSY is 46% owned by Zhang Shu Qing, 34% owned by Linyi Ruilin Design Co., Ltd, 8% owned by Huang Xing Hua, 7% owned by Chen Jia Wei, and 5% owned by Guo Wei Chun.

b.       Huai’an Tianxi Real Estate Development Co., Ltd (“HATX”), in which SRRE has a 78.46% indirect ownership through its subsidiary, conducts real estate development and contributed $26,501,655 (approximately 48.95% of SRRE’s total operating revenue in 2021). HATX is 100% owned by Huaian Zhanbao Industrial Co., Ltd. (“HAZB”), which is 78.46% owned by Lin Ray Yang Enterprise Ltd., 10% owned by Zhan Li (HK) Ltd., 10% owned by Beijing Zui Tao Ran Fashion Ltd, 0.77% owned by Shanghai Ba A Management Centre (Limited Partnership), and 0.77% owned by Fang Ken Management Centre (Limited Partnership),

c.       The financial information of Zhong Ji Pu Fa Real Estate Co., Ltd. (“SHGXL”) is consolidated into the SRRE’s financial statements because SRRE controls the development rights and is beneficiary of the revenue that SHGXL generates. SHGXL conducts real estate management and contributed $481,868 (approximately 0.89% of SRRE’s total operating revenue).

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d.       Shanghai Shang Yang Investment Management and Consultation Company Limited (“SHSY”) has limited business operations. In 2021, SHSY’s revenue was mostly rental income, interest income and other minor revenue, and it contributed $747,193 (approximately 1.38% of SRRE’s total operating revenue in 2021). SHSY is 100% owned by Lin Ray Yang Enterprise Ltd. (“LRY”), which is 100% owned by SRRE. Suzhou Xin Ji Yang Real Estate Consultation Company Limited (“SZXJY”), in which SRRE has a 75% indirect ownership interest through its subsidiary Shanghai Xin Ji Yang Real Estate Consultation Company Limited (“SHXJY”), conducts real estate sales and contributed $66,949 (approximately 0.12% of SRRE’s total operating revenue in 2021). SZXJY is 75% owned by SHXJY, and 25% owned by Jacky Pan Investment Inc.

3.	Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company.

Answer: 1. As explained in our answer to Question No.1 above, we and our subsidiaries do not have material contractual arrangements with one or more variable interest entities (VIEs) based in China.

2. Regarding how recent statements and regulatory actions by China’s government, have or may impact the Company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange, please refer to the risk factors that we propose to add in our answers below to Question No. 6, Question No. 8, and Question No. 9.

3. As explained in our answer to Question No.7 below, our auditor, RH CPA, is an independent registered public accounting firm with the PCAOB, and as an auditor of publicly traded companies in the U.S., is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The PCAOB currently has access to inspect the working papers of our auditor and our auditor is not subject to the determinations announced by the PCAOB on December 16, 2021. In addition, on December 15, 2022, the PCAOB determined that it has secured complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB has voted to vacate the previous determinations to the contrary.

4.	We note the statement on page 20 that investors may not be able to enforce U.S. civil liabilities claims. Please revise the forepart of the business section to include a separate section addressing enforcement of civil liabilities and stating, if true, that your directors and officers are residents of the PRC who are located outside of the United States. Include disclosure addressing the lack of reciprocity or treaties and the costs and time constraints associated with enforcing civil liabilities.

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Answer: We respectfully acknowledges the Staff’s comment and advise the Staff that we plan to revise the forepart of the business section to address enforcement of civil liabilities with the appropriate statement and add the following risk factor:

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China based on United States or other foreign law against us or our management named in the annual report.

We are incorporated in Texas and conduct substantially all of our operations in China through our wholly-owned subsidiaries in China. All of our assets are located in China. In addition, many of our directors and senior executive officers reside within China and some or all of the assets of those persons are located outside of the United States. Even if you are successful in bringing an action of this kind, the respective laws of the United States and China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. The PRC does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgments of courts. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

5.	Disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the risk factors section. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Answer: 1. Regarding the risks arising from the legal system in China, we plan to add the below risk factors:

Changes in social conditions, political and economic policies of the PRC government may affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

Our results of operations, financial condition and prospects are influenced by social, economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the framework and style of government supervision, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. The PRC government also exercises significant control over China's economic growth through strategically allocating resources, controlling the payment of foreign currency denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. The growth rate of the Chinese economy has gradually slowed since 2010, and the impact of COVID-19 on the Chinese economy in 2020, 2021 and 2022 is reported to be severe. Any prolonged slowdown in the Chinese economy may reduce the demand for our property and materially and adversely affect our business and results of operations.

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The new, stricter regulations or interpretations of existing regulations imposed by the central or local governments may require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations, and if relevant regulations are issued and become effective in a short notice, we may not be able to take the required actions in a timely manner without allocating significant resource. Therefore, we cannot predict whether changes in the PRC economic, political and social conditions, laws, regulations and policies will have any adverse effect on our current or future business, financial condition or results of operations.

We may be subject to fines or penalties if we fail to comply with any applicable laws, regulations or rules.

Historically, we experienced certain non-compliance incidents as some of our project companies commenced construction before obtaining construction work permits or construction work planning permits. We believe these non-compliances did not have a material operational and financial impact on us. There is no assurance that our internal control measures will be effective and there will not be any non-compliance incidents in the future.

In addition, PRC laws, regulations or rules governing our industry have been evolving rapidly. We cannot assure you that we will not be subject to fines or penalties arising from non-compliance incidents if we fail to adapt to the new regulatory regime in a timely manner, or at all, which may have a material adverse effect on our business, financial condition and results of operation.

There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.

Our core business is conducted within China and is governed by PRC laws and regulations. Our PRC subsidiaries are subject to laws, rules and regulations applicable to foreign investment in China. Some of our activities outside the PRC are also subject to the extra-territorial jurisdiction under the relevant PRC laws and regulations. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

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In 1979, the PRC government began to promulgate a comprehensive system of laws, rules and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, China has not developed a fully integrated legal system, and recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to significant degrees of interpretation by PRC regulatory agencies. In particular, because these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the nonbinding nature of such decisions, and because the laws, rules and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation.

Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business, financial condition and results of operations.

In addition, the PRC government has significant oversight and discretion over the conduct of our operations and may intervene or influence our operations as the government deems appropriate to further regulatory, political and social goals. The PRC government has recently published new policies that significantly affected certain industries such as the internet industries and private education industries, and we cannot rule out the possibility that it will in the future release regulations or policies or take regulatory actions regarding our industry that could adversely affect our business, financial condition and results of operations.

2. While we do not currently plan to conduct any offerings of our securities in the U.S., please refer to the risk factor in our answer below to Question No.8 regarding the risk that the Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, or any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers.

6.	Disclose each permission or approval that you, your subsidiaries, or any VIEs are required to obtain from Chinese authorities to operate your business. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the [China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your, your subsidiaries’, or the VIE's operations,] and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

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Answer:

1.        As explained in our answer to Question No. 1, we and our subsidiaries do not have material contractual arrangements with one or more variable interest entities (VIEs) based in China, therefore, therefore we are not covered by such permission requirements.

2.         While we confirm that we have received all requisite permissions or approvals that we are required to obtain for our ordinary course of business, we plan to add the risk factors as below:

We may fail to obtain or maintain, or may experience material delays in obtaining, necessary government approvals for any major property development, which will adversely affect our business.

The real estate industry in China is strictly regulated by the PRC government. Property developers in China must abide by various laws and regulations, including implementation rules implemented by local governments to enforce these laws and regulations. Before commencing, and during the course of, development of a property project, we need to apply for or renew various licenses, permits, certificates and approvals, including but not limited to, land use rights certificates, construction site planning permits, construction work planning permits, construction permits, pre-sale permits and completion acceptance certificates. We need to satisfy various requirements to obtain these approval certificates and permits, and to meet specific conditions in order for the government authorities to renew relevant approval certificates and permits. We cannot guarantee that we will not encounter serious delays or difficulties in the future. Some of our subsidiaries were not in compliance with certain construction or pre-sale PRC laws and regulations, such as commencing construction works and pre-sale before obtaining the requisite approvals or permits. Although we have improved our internal control procedures, we cannot guarantee that we will be able to adapt to new rules and regulations that may come into effect from time to time with respect to the property industry or that we will not encounter material delays or difficulties in fulfilling the necessary conditions to obtain and/or renew all necessary certificates or permits for our operations in a timely manner, or at all, in the future. In the event that we fail to obtain the necessary governmental approvals for any of our major property projects, or a serious delay occurs in the government’s examination and approval process, we may not be able to maintain our development schedule and our business and cash flows may be adversely affected.

Moreover, as the real estate industry is closely monitored by the PRC government, we anticipate that new policies will be promulgated from time to time in relation to the conditions for issuance or renewal of such approvals, licenses or permits. We cannot guarantee that such new policies will not present unexpected obstacles toward our ability to obtain or renew the required permits, licenses and certificates or that we will be able to overcome these obstacles in a timely manner, or at all. Loss of or failure to renew our permits, licenses and certificates may stall the progress of our major property development projects.

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We may suffer a penalty or even forfeit land to the PRC government if we fail to comply with procedural requirements applicable to land grants from the government or the terms of the land use rights grant contracts.

According to the relevant PRC laws and regulations, if we fail to develop a property project according to the terms of the land use rights grant contract, including those relating to the payment of land premiums, specified use of the land and the time for commencement and completion of the property development, the PRC government may issue a warning, may impose a penalty or may order us to forfeit the land. Specifically, under current PRC laws and regulations, if we fail to pay land premiums in accordance with the payment schedule set forth in the relevant land use rights grant contract, the relevant PRC land bureau may issue a warning notice to us, impose late payment penalties or even require us to forfeit the related land to the PRC government. The late payment penalties are usually calculated based on the overdue days for the land premium payments. Furthermore, if we fail to commence development within one year after the commencement date stipulated in the land use rights grant contract, the relevant PRC land bureau may issue a warning notice to us and impose an idle land fee on the land of up to 20% of the land premium. If we fail to commence development within two years, the land will be subject to forfeiture to the PRC government without any compensation, unless the delay in development is caused by government actions or force majeure. Even if the commencement of the land development is compliant with the land use rights grant contract, if the developed GFA on the land is less than one-third of the total GFA of the project that should have been under construction and development or the total capital invested is less than one-fourth of the total investment of the project and the suspension of the development of the land continues for more than one year without government approval, the land will also be treated as idle land and be subject to penalty or forfeiture.

We cannot assure you that circumstances leading to significant delays in our own land premium payments or development schedules or forfeiture of land will not arise in the future. If we pay a substantial penalty, we may not be able to meet pre-set investment targeted returns for a given project and our financial conditions could be adversely affected. If any of our land is forfeited, we will not only lose the opportunity to develop the property projects on such land, but may also lose a significant portion of the investment in such land, including land premium deposits and the development costs incurred.

Any non-compliant GFA of our uncompleted and future property developments will be subject to governmental approval and additional payments or even revocation of qualification certificate.

The local government authorities inspect property developments after their completion and issue the completion acceptance certificates if the developments are in compliance with the relevant laws and regulations. If the total constructed GFA of a property development exceeds the GFA originally authorized in the relevant land grant contracts or construction permit, or if the completed property contains built-up areas that do not conform with the plan authorized by the construction permit, the property developer may be required to pay additional amounts or take corrective actions with respect to such non-compliant GFA before a completion acceptance certificate can be issued to the property development. Furthermore, if the total constructed GFA of a property development exceeds the constructed GFA limitation specified in the real estate development qualification obtained by the property developer, the property developer may be fined up to RMB100,000, or even have its qualification certificate and business license revoked.

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We obtained completion acceptance certificates for all of our completed properties as of December 31, 2021. However, we cannot be certain that local government authorities will not determine that the total constructed GFA upon completion of our existing projects under development or any future property developments exceed the relevant authorized GFA. Any such non-compliance could lead to additional payments or penalty, which would adversely affect our financial condition. We have not incurred material amounts of any such payments or penalties since the founding of our company.

We may not be able to continue obtaining qualification certificates, which will adversely affect our business.

Real estate developers in the PRC must obtain a formal qualification certificate in order to carry on a property development business in the PRC. According to the PRC regulations issued on the qualifications of property developers, a newly established property developer must first apply for a temporary qualification certificate with a one-year validity, which can be renewed for not more than two years. If, however, the newly established property developer fails to commence a property development project within the one-year period during which the temporary qualification certificate is in effect, it will not be allowed to renew its temporary qualification certificate. All qualification certificates are subject to inspection on an annual basis and shall be renewed upon expiration. Under government regulations, developers must fulfill all statutory requirements before they may obtain or renew their qualification certificates. In accordance with the provisions of the rules on the administration of qualifications, the real estate developer qualifications are classified into four classes and the approval system for each class is tiered. A real estate developer may only engage in the development and sale of real estate within the scope of its qualification certificate.

There can be no assurance that some of our project companies that are in the process of applying for or renewing proper qualification certificates will be able to obtain such certificates on a timely basis to commence their planned real estate projects development on schedule. There can be no further assurance that we and our project companies will continue to be able to extend or renew the qualification certificates or be able to successfully upgrade the current qualification class to a higher qualification. If we or our project companies are unable to obtain or renew qualification certificates, the PRC government will refuse to issue pre-sale and other permits necessary for the conduct of the property development business, and our results of operations, financial condition and cash flows will be adversely affected. In addition, if any of our project companies engages in the development and sale of real estate outside the scope of its qualification certificate, it may be ordered to rectify such conduct within a prescribed period, be fined up to RMB100,000, or even have its qualification certificate and business license revoked.

Our failure to assist our customers in applying for property ownership certificates in a timely manner may lead to compensatory liabilities to our customers and our reputation and results of operations may be thus adversely affected.

We are statutorily required to assist our customers in their application process for property ownership certificates within 90 days after delivery of property, or such other period contracted with our customers, including in the way of submitting required materials to the real estate administration of the place where the house is located within 60 days from the day of delivery, passing various governmental clearances, formalities and procedures. If we failed to submit required materials for property right registration within such period, we may be given a disciplinary warning and be ordered to take remedial measures within specified time limit, or be fined not less than RMB20,000 but not more than RMB30,000. Besides, under our typical sales contract, we are liable for any delay in the submission of the required documents as a result of our failure to meet such requirements and are required to compensate our customers for delays. In the case of delays of submission of required documents, we are required under contracts with our customers to pay compensation to our customers and our reputation and results of operations may be adversely affected.

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We are subject to PRC restrictions on currency exchange.

We currently receive all of our revenues from operations in the PRC and such revenues are denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans, including loans we may secure from our PRC subsidiaries. Currently, our PRC subsidiaries may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, without the approval of the SAFE by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, the SAFE and other relevant PRC governmental authorities. Since a significant amount of our future revenues and cash flow will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize cash generated in Renminbi to fund our business activities outside of the PRC or pay dividends in foreign currencies to our shareholders, and may limit our ability service our foreign currency-denominated indebtedness and to obtain foreign currency through debt or equity financing for our PRC subsidiaries.

PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties or otherwise limit our PRC subsidiaries' ability to increase their registered capital or distribute profits to us or otherwise adversely affect us.

On July 4, 2014, the SAFE issued the Circular of the State Administration of Foreign Exchange on Issues Concerning the Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or the SAFE Circular 37, which replaced the former circular commonly known as “Circular 75” implemented on October 21, 2005. The SAFE Circular 37 requires PRC residents to register with the competent local SAFE branch in connection with their direct establishment or indirect overseas investment activities. Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles, or SPVs, are required to register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV, is required to update its registration with the local branch of SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE to reflect any material change. If any PRC resident shareholder of such SPV fails to make the required registration or to update the registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiaries in China. In February 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound direct investments, including those required under SAFE Circular 37, must be filed with qualified banks instead of SAFE. Qualified banks should examine the applications and accept registrations under the supervision of SAFE.

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As there is uncertainty concerning the reconciliation of these notices with other approval or registration requirements and their interpretation and implementation has been constantly evolving, it remains unclear how these regulations, and any future legislation concerning offshore or cross-border investments and transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, as a publicly traded company in the United States, we may not at all times know of the identities of all of our beneficial owners, who are PRC citizens or residents, and we may have little control over either our present or prospective direct or indirect PRC resident beneficial owners or the outcome of such registration procedures. We cannot assure you that we have complied or will be able to comply with all applicable foreign exchange and outbound investment related regulations. The failure or inability of these PRC resident beneficial owners to comply with applicable SAFE registration requirements may subject us to the sanctions described above, including sanctions which may impede our ability to contribute the additional capital from our proceeds of any future offerings to our PRC subsidiaries, and our PRC subsidiaries' ability to pay dividends or distribute profits to us. Furthermore, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

Item 1A. Risk Factors, page 9

7. Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021. Please also disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of “non-inspection years” from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Finally, disclose that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

Answer: We respectfully acknowledges the Staff’s comment and advises the Staff that we plan to add the below risk factor:

Recent joint statement by the SEC and the PCAOB, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to the continued trading “over the counter” or future offerings of our securities in the U.S.

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On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market,” (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors. On October 4, 2021, the SEC approved Nasdaq’s revised proposal for the rule changes.

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the Holding Foreign Companies Accountable Act. On December 18, 2020, the Holding Foreign Companies Accountable Act was signed into law.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the Holding Foreign Companies Accountable Act.

On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the Holding Foreign Companies Accountable Act from three years to two.

On September 22, 2021, the PCAOB adopted a final rule implementing the Holding Foreign Companies Accountable Act, which provides a framework for the PCAOB to use when determining, as contemplated under the Holding Foreign Companies Accountable Act, whether the board of directors of a company is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the Holding Foreign Companies Accountable Act.

On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong because of positions taken by PRC and Hong Kong authorities in those jurisdictions.

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The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, the investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors to lose confidence in the audit procedures and reported financial information and the quality of the financial statements of those companies who have China-based auditors.

On December 15, 2022, the PCAOB determined that it has secured complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB has voted to vacate the previous determinations to the contrary.

Our auditor, RH CPA, is an independent registered public accounting firm with the PCAOB, and as an auditor of publicly traded companies in the U.S., is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The PCAOB currently has access to inspect the working papers of our auditor and our auditor is not subject to the determinations announced by the PCAOB on December 16, 2021. However, the recent developments would add uncertainties to our future offerings in the U.S., and we cannot assure you whether regulatory authorities would apply additional and more stringent criteria to us since and the majority of our operations are conducted in China. Furthermore, the Holding Foreign Companies Accountable Act, which requires that the PCAOB be permitted to inspect an issuer’s public accounting firm within three years, may result in the prohibition of trading in our common stocks in the future if the PCAOB is unable to inspect our accounting firm at such future time. The Accelerating Holding Foreign Companies Accountable Act, if passed by the U.S. House of Representatives and signed into law, would reduce the period of time for foreign companies to comply with PCAOB audits to two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading.

8.	Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Answer: While we do not currently plan to conduct any offerings of our securities in the U.S., we still plan to add the below risk factor:

If the Chinese government were to impose new requirements for approval from the PRC Authorities to issue our common stocks to foreign investors or list on a foreign exchange, such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

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While we do not currently plan to conduct any offerings of our securities in the U.S., the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions, which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements and similar matters.

On February 17, 2023, the CSRC released the Trial Administrative Provisions of the State Council Regarding the Overseas Issuance and Listing of Securities by Domestic Enterprises and the Measures for the Overseas Issuance of Securities and Listing Record-Filings by Domestic Enterprises, which will come into effect on March 31, 2023. The Rules Regarding Overseas Listing lay out the filing regulation arrangement for both direct and indirect overseas listing and clarify the determination criteria for indirect overseas listing in overseas market.

The Rules Regarding Overseas Listing stipulate that the Chinese-based companies, or the issuer, shall fulfill the filing procedures within three working days after the issuer makes an application for initial public offering and listing in an overseas market. The required filing materials for an initial public offering and listing should include at least the following: record-filing report and related undertakings; regulatory opinions, record-filing, approval and other documents issued by competent regulatory authorities of relevant industries (if applicable); and security assessment opinion issued by relevant regulatory authorities (if applicable); PRC legal opinion; and prospectus.

In addition, an overseas offering and listing is prohibited under any of the following circumstances: (1) if the intended securities offering and listing is specifically prohibited by national laws and regulations and relevant provisions; (2) if the intended securities offering and listing may constitute a threat to or endangers national security as reviewed and determined by competent authorities under the State Council in accordance with law; (3) if there are material ownership disputes over the equity, major assets, and core technology, etc. of the issuer; (4) if, in the past three years, the domestic enterprise or its controlling shareholders or actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (5) if, in past three years, directors, supervisors, or senior executives have been subject to administrative punishments for severe violations, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (6) other circumstances as prescribed by the State Council. The Administration Provisions defines the legal liabilities of breaches such as failure in fulfilling filing obligations or fraudulent filing conducts, imposing a fine between RMB 1 million and RMB 10 million, and in cases of severe violations, a parallel order to suspend relevant business or halt operation for rectification, revoke relevant business permits or operational license.

Although the Rules Regarding Overseas Listing have gone into effect, it may subject us to additional compliance requirement in the future, and we cannot assure you that we will be able to get the clearance of filing procedures under the Rules Regarding Overseas List on a timely basis, or at all. If we do not receive any required approvals or record-filing or if we incorrectly conclude that approvals or record-filing are not required or if the CSRC or other regulatory agencies promulgate new rules, explanations or interpretations requiring that we obtain their prior approvals or ex-post record-filing for any follow-on offering, we may be unable to obtain such approvals and record-filing which could significantly limit or completely hinder our ability to offer or continue to offer securities to our investors.

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Furthermore, the PRC government authorities may strengthen oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers like us. Such actions taken by the PRC government authorities may intervene or influence our operations at any time, which are beyond our control. Therefore, any such action may adversely affect our operations and significantly limit or hinder our ability to offer or continue to offer securities and reduce the value of such securities.

As of the date of this report, we and our PRC subsidiaries have not been involved in any investigations on cybersecurity review initiated by the Cyber Administration of China or related governmental regulatory authorities and have not received any requirements to obtain permissions from any PRC authorities to issue our common stocks to foreign investors or were denied such permissions by any PRC authorities. However, given the current PRC regulatory environment, it is uncertain when and whether we or our PRC subsidiaries, will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded.

We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC or other PRC governmental authorities required for overseas listings. As of the date of this report, except for the potential uncertainties disclosed above, we have not received any inquiry, notice, warning, sanctions or regulatory objection from the CSRC or other PRC governmental authorities. However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities.

9.	In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list or traded on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Answer: As our business belongs to the real estate industry in China, and our business does not involve the collection of user data or involve any other type of restricted industry, our business is generally outside the scope of the Measures for Cybersecurity Review (2021 version) promulgated on December 28, 2021, we still plan to add the below risk factor:

If the Chinese government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors outside of China and, as a result, cause the value of such securities to significantly decline or be worthless.

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While we do not currently intend to conduct any offerings of our securities outside of China or obtain any foreign investment, recent statements by the Chinese government have indicated an intent to exert more oversight and control over offerings that are conducted outside of China and/or foreign investments in China based issuers. The PRC has recently promulgated new rules that require companies collecting or holding large amounts of data to undergo a cybersecurity review prior to listing in foreign countries, a move that will significantly tighten oversight over China-based internet giants. The Measures for Cybersecurity Review (2021 version) was promulgated on December 28, 2021 and became effective on February 15, 2022. These measures specify that any “online platform operators” controlling the personal information of more than one million users which seek to list on a foreign stock exchange are subject to prior cybersecurity review.

As our business belongs to the real estate industry in China, and our business does not involve the collection of user data or involve any other type of restricted industry, our business is generally outside the scope of the Measures for Cybersecurity Review. Based on the advice of counsel and our understanding of currently applicable PRC laws and regulations, any offering in the U.S. is not subject to the review or prior approval of the CAC or the CSRC. Uncertainties still exist, however, due to the possibility that laws, regulations or policies in the PRC could change or rapidly evolve in the future. Any future action by the PRC government expanding the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

Should you have any questions regarding this letter, please feel free to contact the undersigned at (212) 448-6216.

Thank you very much for your consideration.

Sincerely,

/s/ Steven W. Schuster
Steven W. Schuster

SWS/kmh

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